

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 12, 2013

Ashton J. Ryan, Jr.
Chairman, President and Chief Executive Officer
First NBC Bank Holding Company
210 Baronne Street
New Orleans, Louisiana 70112

> Re: **First NBC Bank Holding Company**
> **Confidential Draft Registration Statement**
> **Submitted March 11, 2013**
> **CIK No. 0001496631**

Dear Mr. Ryan:

Our preliminary review of your confidential draft registration statement indicates that it fails in material respects to comply with the requirements of the form, as the financial statements have not been updated nor has an updated accountants' consent been provided. We will not perform a detailed examination of the confidential draft registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain material deficiencies.

You may submit a substantive amendment to correct the deficiencies. If you have any questions, please contact David Irving, Staff Accountant, at 202-551-3321 or the undersigned at 202-551-3492.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant